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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 2)*


                           CONTANGO OIL & GAS COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.04 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   2107-5N-105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Michael E. Cahill, Esq.
                       Managing Director & General Counsel
                               The TCW Group, Inc.
                      865 South Figueroa Street, Ste. 1800
                          Los Angeles, California 90017
                                 (213) 244-0000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                          August 24, 2000/July 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP NO. 2107-5N-105                             PAGE   2   OF   7   PAGES
         --------------                                -----    -----

------------------------------                    ------------------------------

============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The TCW Group, Inc.
============== =================================================================
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                          (b)|X|

============== =================================================================
      3        SEC USE ONLY


============== =================================================================
      4        SOURCE OF FUNDS*

               Not applicable.
============== =================================================================
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         |_|

============== =================================================================
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada
=================== ======= ====================================================
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 0
                    ======= ====================================================
  BENEFICIALLY        8     SHARED VOTING POWER

     OWNED                  3,287,037
                    ======= ====================================================
      BY              9     SOLE DISPOSITIVE POWER

     EACH                   0
                    ======= ====================================================
  REPORTING           10    SHARED DISPOSITIVE POWER

 PERSON WITH                3,287,037
============== =================================================================
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,287,037
============== =================================================================
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|

============== =================================================================
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               28.62 %
============== =================================================================
     14        TYPE OF REPORTING PERSON*

               HC, CO
============== =================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2
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                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP NO. 2107-5N-105                             PAGE   3   OF   7   PAGES
         --------------                                -----    -----

------------------------------                    ------------------------------

============== =================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Trust Company of the West
============== =================================================================
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|X|
                                                                          (b)| |

============== =================================================================
      3        SEC USE ONLY


============== =================================================================
      4        SOURCE OF FUNDS*

               OO
============== =================================================================
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         |_|

============== =================================================================
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California
=================== ======= ====================================================
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                 0
                    ======= ====================================================
  BENEFICIALLY        8     SHARED VOTING POWER

     OWNED                  3,287,037
                    ======= ====================================================
      BY              9     SOLE DISPOSITIVE POWER

     EACH                   0
                    ======= ====================================================
  REPORTING           10    SHARED DISPOSITIVE POWER

 PERSON WITH                3,287,037
============== =================================================================
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,287,037
============== =================================================================
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       |_|

============== =================================================================
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               28.62 %
============== =================================================================
     14        TYPE OF REPORTING PERSON*

               OO, HC
============== =================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3
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AMENDMENT NO. 2 TO SCHEDULE 13D*

This statement of amendment to Amendment No. 1 of Schedule 13D, filed on behalf of the TCW Group, Inc., a Nevada corporation ("TCWG"), and the several entities included herein (collectively the "Reporting Persons") on July 6, 2001, relates to the Common Stock, par value $.04 per share ("Common Stock") of Contango Oil & Gas Company (the "Issuer"). This amendment is filed to correct an inaccuracy in the reported number of shares owned by the Reporting Persons and to provide certain other information. Amendment No. 1 reported only the number of common stock currently owned by the Reporting Persons. This filing hereby corrects Amendment No. 1 and further updates the Reporting Persons' holdings to include not only the number of shares of Common Stock currently owned by the Reporting Persons, but also shares of Common Stock that may be acquired upon exercise of warrants of the Issuer held by the Reporting Persons, and shares of Common Stock that may be acquired upon conversion of the Series A Convertible Preferred Stock of the Issuer held by the Reporting Persons. The percent of class for each Reporting Person that beneficially owns Common Stock of the Issuer also has been adjusted to reflect the change described in the preceding sentence. The address of the principal executive office of the Issuer is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

Other than as set forth herein, there has been no change in the information set forth in Items 1 though 7 of Schedule 13D filed on behalf of the Reporting Persons on December 29, 1999.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 24, 2000, the Reporting Persons purchased 2,500 shares of the Issuer's Series A Preferred Stock (the "Preferred Stock"), convertible at any time at the holder's option into 1,000,000 shares of Common Stock, and a warrant to purchase 250,000 shares of Common Stock exercisable at any time at the holder's option (the "Warrant"), for an aggregate total consideration of $2,500,000, which amount was obtained from the working capital of the purchaser.

Other than as set forth herein, there has been no change in the information set forth in Item 3 of Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

The Preferred Stock and the Warrant described herein were acquired for investment purposes and for the purposes described herein. Based on continuing evaluation of the Issuer's businesses and prospects, alternative investment opportunities and other relevant factors, the Reporting Persons may acquire additional shares of Common Stock in the open market or in privately negotiated transactions, or some or all of the Issuer's securities may be sold. Because the Reporting Persons beneficially own 28.62% of the Issuer's Common Stock, they may be deemed to have control of the Issuer from time to time depending on the holdings of other holders of the

--------------------------
* The share numbers contained in this Amendment No. 2 to the Issuer's Schedule 13D reflect a 1-for-2 reverse stock split which occurred on December 1, 2000.


                                       4
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Issuer's securities. Except as set forth elsewhere in this Schedule 13D, the
Reporting Persons have made no proposals and have entered into no agreements, other than the Securities Purchase Agreement by and among TCW and Issuer, dated as of August 24, 2000. However, as part of their ongoing review of investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable laws, may formulate a plan with respect to such matters subject to applicable law, and, from time to time, the Reporting Persons, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Other than as set forth herein, there has been no change in the information set forth in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a) As of the date of this Schedule 13D, Trust Company of the West, a California trust company and wholly-owned subsidiary of TCWG ("TCW"), beneficially owns 3,287,037 shares of Common Stock of the Issuer (approximately 28.62% of the Issuer's shares of Common Stock), of which 1,851,852 are issued and outstanding, 1,000,000 are issuable upon conversion of TCW's 2,500 shares of Preferred Stock and 435,185 of which TCW has the right to acquire pursuant to the exercise of the Warrant.

TCWG, as the parent corporation of TCW (as set forth above), may be deemed to beneficially own shares of the Issuer's Common Stock and shares convertible into Common Stock deemed to be owned by the other Reporting Persons, all of which constitutes 3,287,037 shares of the Issuer's Common Stock (approximately 28.62% of the Issuer's shares of Common Stock). TCWG each disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement.

  (b) TCW, as investment manager, has discretionary authority and control over the voting of the Preferred Stock and the Warrant pursuant to investment management and custody agreements, including the power to vote and dispose of such securities. Therefore, TCW has the power to vote and dispose of 3,287,037 shares of the Issuer's Common Stock (on an as-converted basis).

TCWG, as the parent of TCW, may be deemed to have the power to vote and dispose of the shares of the Issuer's securities that TCW has power to vote and dispose, all of which constitutes 3,287,037 shares of the Issuer's Common Stock (on an as-converted basis).

  (c) The Reporting Persons and each of the individuals listed in Item 2 disclaim beneficial ownership of the shares of the Issuer's Common Stock reported herein (except for the shares owned directly by such individuals) and the filing of this Amendment No. 2 to Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Statement.

  (d) Certain persons other than those described in Item 5 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock and


                                       5
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the Warrant. Such persons, however, have designated TCW to vote such securities
(based on certain voting guidelines) as to all matters.

  (e)  Not applicable

Other than as set forth herein, there has been no change in the information set forth in Item 5 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer and TCW, as Custodian and Investment Manager, entered into that Securities Purchase Agreement (as described above) in connection with the issuance of the Preferred Stock and the Warrant. Pursuant to the Securities Purchase Agreement, TCW purchased 2,500 shares of Preferred Stock, convertible at any time at TCW's option for no additional monies into 1,000,000 shares of Common Stock. The Securities Purchase Agreement amends the Securities Purchase Agreement dated as of December 29, 1999 to provide that the Issuer's Board of Directors shall consist of (a) prior to the issuance of Issuer's Series B Preferred, not more than eight (8) members, or ten (10) members if a dividend default shall have occurred entitling the holders of the Preferred Stock to appoint two (2) additional directors (a "Series A Dividend Default"), and (b) after the issuance of Issuer's Series B preferred, not more than nine (9) members, or eleven (11) members if a dividend default shall have occurred entitling the holders of the Series B Preferred to appoint two (2) additional directors (a "Series B Dividend Default"), or thirteen (13) members if a Series A Dividend Default and a Series B Dividend Default shall have occurred. In addition, if at any time TCW has not appointed or nominated at least one (1) of the members of the Issuer's Board of Directors and TCW then holds at least five percent (5%) of the Issuer's outstanding common stock, then TCW shall be entitled to appoint one (1) observer to the Issuer's Board of Directors.

Pursuant to the Securities Purchase Agreement, TCW received a Warrant to purchase 250,000 shares of the Issuer's Common Stock, which Warrant is exercisable at any time prior to August 24, 2005 at an exercise price of $2.00 per share.

Other than as set forth herein, there has been no change in the information set forth in Item 6 of Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1 - Securities Purchase Agreement dated as of August 24, 2000 by and between the Issuer and TCW in its capacity as Investment Manager and Custodian (Filed as an exhibit to the Company's Current Report on Form 8-K, dated August 24, 2000, as filed with the Securities and Exchange Commission on September 8, 2000.)

Exhibit 2 - Warrant dated as of August 24, 2000.


                                       6
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                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 26th day of July, 2001.

THE TCW GROUP, INC.


By: /s/ Linda D. Barker
    ----------------------------------------
    Name:  Linda D. Barker
    Title: Authorized Signatory

TRUST COMPANY OF THE WEST


By: /s/ Linda D. Barker
    ----------------------------------------
    Name:  Linda D. Barker
    Title: Authorized Signatory

                                       7